UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                         SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                    (Amendment No. ______)*


                      Kaanapali Land, LLC
                      -------------------
                       (Name of Issuer)


              Limited Liability Company Interests
              -----------------------------------
                (Title of Class of Securities)


                           48282H308
                        --------------
                        (CUSIP Number)


                         Gary Nickele
                 Pacific Trail Holdings, Inc.
                   900 North Michigan Avenue
                   Chicago, Illinois  60611
  -----------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)


                       November 15, 2007
    ------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.  [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  48282H308

------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Pacific Trail Holdings, LLC (FEIN 36-4399182)

------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [    ]
     (b)  [    ]

------------------------------------------------------------------------
3.   SEC Use Only:

------------------------------------------------------------------------
4.   Source of Funds (See Instructions):

     N/A

------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

     [    ]

------------------------------------------------------------------------
6.   Citizenship or Place of Organization:

     United States

------------------------------------------------------------------------

Number of      7)   Sole Voting Power
Shares              1,466,279.69
Beneficially        -----------------------------------------------
Owned by       8)   Share Voting Power
Each                -0-
Reporting           -----------------------------------------------
Person         9)   Sole Dispositive Power
With                1,466,279.69
                    -----------------------------------------------
               10)  Shared Dispositive Power
                    -0-

------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,466,279.69

------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

     [    ]

------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     81.8%

------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  HC

------------------------------------------------------------------------

CUSIP No.  48282H308

------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Pacific Trail Holdings, Inc. (FEIN 36-4399255)

------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [    ]
     (b)  [    ]

------------------------------------------------------------------------
3.   SEC Use Only:

------------------------------------------------------------------------
4.   Source of Funds (See Instructions):

     N/A

------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

     [    ]

------------------------------------------------------------------------
6.   Citizenship or Place of Organization:

     United States

------------------------------------------------------------------------

Number of      7)   Sole Voting Power
Shares              1,466,279.69
Beneficially        -----------------------------------------------
Owned by       8)   Share Voting Power
Each                -0-
Reporting           -----------------------------------------------
Person         9)   Sole Dispositive Power
With                1,466,279.69
                    -----------------------------------------------
               10)  Shared Dispositive Power
                    -0-

------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,466,279.69

------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

     [    ]

------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     81.8%

------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     HC

------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This Statement on Schedule 13D (this "Statement") relates to the limited liability company interests (the "Common Shares") of Kaanapali Land, LLC, a Delaware limited liability company (the "Company"). The address of the Company's principal executive offices is:

                    Kaanapali Land, LLC
                    900 North Michigan Avenue
                    Chicago, Illinois  60611


ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c) and (f). Pacific Trail Holdings, LLC ("Pacific Trail") is a Delaware limited liability company, and is the sole managing member of the Company. Pacific Trail Holdings, Inc. ("PTHI") is the sole managing member of Pacific Trail. The executive office of each of Pacific Trail and PTHI is 900 North Michigan Avenue, Chicago, Il 60611.

     The names, citizenship, business addresses, present principal occupation or employment and the name and the principal business address of any corporation or other organization in which such employment is conducted of the directors and executive officers of PTHI are as set forth on Appendix A attached hereto, and are incorporated herein by reference.

     (d) and (e)

     During the last five years, none of Pacific Trail, PTHI, nor to the best of their knowledge, any person listed on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No funds were used to acquire the Common Shares of Common Stock that caused the filing of this schedule. On November 15, 2007, the former Class A Common Shares, which were registered under Section 12 of the Securities Exchange Act of 1934 and Class B Common Shares, which were not so registered, of the Company automatically converted into the Common Shares. Pacific Trail formerly owned Class B Shares. Pacific Trail acquired its Class B Shares (now converted to Common Shares) when the Company emerged from bankruptcy proceedings in 2002.


ITEM 4.  PURPOSE OF TRANSACTION

     Pacific Trail initially acquired its Class B Shares (now converted to Common Shares) when the Company emerged from bankruptcy proceedings in 2002. It holds its Common Shares as the means of controlling the operations of the Company.

     Pacific Trail intends to review from time to time its investment in the Company. Based upon such review, as well as general economic, market and industry conditions and prospects existing at the time, Pacific Trail may consider from time to time alternative courses of action, including the acquisition or sales of Common Shares or other securities of the Company directly from the Company, through open market transactions, in privately negotiated transactions, or otherwise.

     Other than as described in this Statement, Pacific Trail does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b) As of May 19, 2008, Pacific Trail beneficially owned 1,466,279.69 Common Shares. This represents approximately 81.8% of the outstanding Common Shares. Pacific Trail has the sole power to vote or dispose of those Common Shares. Neither Pacific Trail nor PTHI beneficially own any other Common Shares.

     (c) Neither Pacific Trail nor PTHI has engaged in any transaction during the past 60 days in any Common Shares. Except as set forth on Appendix A attached hereto, none of the persons whose names are listed on Appendix A beneficially owns any Common Shares.

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of Pacific Trail, PTHI or any person whose names are listed on Appendix A and any other person with respect to the securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1.     Agreement relating to joint filing.

                          SIGNATURES


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.




Date: May 19, 2008




                              PACIFIC TRAIL HOLDINGS, LLC

                              By:  Pacific Trail Holdings, Inc.,
                                   Its managing member


                                   By:  /s/ Gary Nickele
                                        --------------------------
                                        Name:  Gary Nickele
                                        Title: President




                              PACIFIC TRAIL HOLDINGS, INC.,

                              By:  /s/ Gary Nickele
                                   -------------------------------
                                   Name:  Gary Nickele
                                   Title: President

                          APPENDIX A

   INFORMATION CONCERNING THE OFFICERS AND DIRECTORS OF PTHI


     The following table set forth the name, present principal occupation or employment and the name and principal business address of the organization in which the employment is conducted and material occupations, positions, offices or employment for the past five years and the name, principal business and address of the organization in which the employment is conducted for each member of the board of directors of PTHI and for each of its executive officers. Each person listed below is a citizen of the United States. The business address of each such director or executive officer is c/o Pacific Trail Holdings, Inc., 900 North Michigan Avenue, Chicago, IL 60611.


               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME           MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS (1)
----           ------------------------------------------------------

Gary Nickele   Director and President, President of the Company and
               Pacific Trail since May 2002; President and Director of
               Arvida Company, the administrator of ALP Liquidating
               Trust, which exists to manage the liquidation of the former business of Arvida/JMB Partners, L.P. ("Arvida
               Partners") and executive vice president of JMB. He has been associated with JMB Realty Corporation ("JMB") and Arvida Partners since 1984 and 1987, respectively. His experience relative to JMB, the Company, Pacific Trail, PTHI and Arvida Partners during the past five years has included overall responsibility for all legal matters, oversight of the operations of the Company, Pacific
               Trail, PTHI and Arvida Partners, including matters relating to property development and sales and general personnel and administrative functions.


Neil J. Bluhm  Director of PTHI; President and Director of JMB, with which he has been associated since 1970; principal at Walton Street Capital , LLC, which sponsors real estate investment funds, since 1994.


Judd D. Malkin Director of PTHI; Chairman and directors of JMB, with which he has been associated since 1969.


 (1) During the last five years, all of the directors and executive officers of PTHI have held the principal occupation indicated opposite their names, except as otherwise indicated.

                           EXHIBIT 1


     This agreement is entered into by and between Pacific Trail Holdings, LLC and Pacific Trail Holdings, Inc. Each of the persons named below hereby agrees that the Schedule 13D to which this agreement is attached as an exhibit, which is to be filed with the Securities and Exchange
Commission, is to be filed on behalf of each such person.

     This agreement may be executed in multiple counterparts, each of which shall constitute an original.

     IN WITNESS HEREOF, each of the undersigned has executed this agreement or caused this agreement to be executed on its behalf this 19th day of May 2008.


                              PACIFIC TRAIL HOLDINGS, LLC

                              By:  Pacific Trail Holdings, Inc.,
                                   Its managing member


                                   By:  /s/ Gary Nickele
                                        -------------------------
                                        Name:  Gary Nickele
                                        Title: President




                              PACIFIC TRAIL HOLDINGS, INC.,

                              By:  /s/ Gary Nickele
                                   ------------------------------
                                   Name:  Gary Nickele
                                   Title: President